Filed by ev3 Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: FoxHollow Technologies, Inc.
File No. of Related Registration Statement: 333-145554

The following is a transcript (and related slides) of a presentation by ev3 Inc. at the Thomas Weisel 2007 Healthcare Conference on Wednesday, September 5, 2007 at 8:35 a.m., Eastern time. The slides will also be used in other investor presentations by ev3 Inc.
Forward-Looking Statements
This communication contains “forward-looking statements” about ev3 and FoxHollow within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving ev3 and FoxHollow, potential synergies and cost savings and the timing thereof, future financial and operating results, the expected timing of the completion of the transaction, the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” or words of similar meaning and any other statements that are not historical facts. Such forward-looking statements are based upon the current beliefs and expectations of ev3’s and FoxHollow’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of ev3 and FoxHollow. Actual results may differ materially from the results anticipated in these forward-looking statements.
The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statement: general business and economic conditions; the ability to obtain governmental approvals of the transaction on a timely basis; the failure of FoxHollow stockholders to approve the transaction; the competitive environment; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of ev3 and FoxHollow may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; and operating costs and business disruption following the merger, including adverse effects on employee retention and on our business relationships with third parties, including physicians, providers and distributors. Additional factors that could cause ev3’s and FoxHollow’s results to differ materially from those described in the forward-looking statements can be found in the registration statement on Form S-4 that ev3 filed on August 17, 2007 (and any amendments and supplements thereto), ev3’s and FoxHollow’s Annual Reports on Form 10-K for the year ended December 31, 2006, and ev3’s Quarterly Reports on Form 10-Q for the quarters ended April 1, 2007 and July 1, 2007 and FoxHollow’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007, which are filed with the Securities and Exchange Commission and available at the SEC’s web site at www.sec.gov. The information set forth herein speaks only as of the date hereof, and ev3 and FoxHollow disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication.
Important Additional Information for Investors and Stockholders
This communication is being made in respect of the proposed business combination involving ev3 and FoxHollow Technologies, Inc. In connection with the proposed transaction, ev3 filed with the SEC a registration statement on Form S-4, containing an information/proxy statement-prospectus and other relevant materials and each of ev3 and FoxHollow plan to file with the SEC other documents regarding the proposed transaction. The final information/proxy statement-prospectus will be mailed to the stockholders of ev3 and FoxHollow. INVESTORS AND SECURITY HOLDERS OF ev3 AND FOXHOLLOW ARE URGED TO READ THE INFORMATION/PROXY STATEMENT-PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS) AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ev3, FOXHOLLOW AND THE PROPOSED TRANSACTION.
Investors and security holders will be able to obtain free copies of the registration statement and the information/proxy statement-prospectus and other documents filed with the SEC by ev3 and FoxHollow at the SEC’s web site at www.sec.gov. Free copies of the registration statement and the information/proxy statement-prospectus and other documents filed with the SEC can also be obtained by directing a request to ev3, Attention: Investor Relations Dept., telephone: (763) 398-7000; or at ir@ev3.net or to FoxHollow, Attention: Investor Relations Dept., telephone (650) 421-8449, or at investorrelations@foxhollowtech.com. In addition, investors and security holders may access copies of the documents filed with the SEC by ev3 on ev3’s website at www.ev3.net, and investors and security holders may access copies of the documents filed with the SEC by FoxHollow on FoxHollow’s website at www.foxhollowtech.com.
ev3, FoxHollow and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of FoxHollow in respect of the proposed transaction. Information regarding ev3’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 14, 2007 and the proxy statement for ev3’s 2007 Annual Meeting of Stockholders, filed with the SEC on April 16, 2007. Information regarding FoxHollow’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 13, 2007 and the proxy statement for FoxHollow’s 2007 Annual Meeting of Stockholders, filed with the SEC on April 30, 2007. If and to the extent that any of the ev3 or FoxHollow participants will receive any additional benefits in connection with the merger that are unknown as of the date of this filing, the details of those benefits will be described in the definitive information/proxy statement-prospectus relating to the merger. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of ev3’s and FoxHollow’s directors and executive officers in the merger by reading the definitive information/proxy statement-prospectus.

Webcast Transcription

ev3 Inc. at Thomas Weisel 2007 Healthcare Conference
Wednesday, September 5, 2007 8:35 a.m. ET

Rob Falkner (medical device analyst, Thomas Weigel Partners): My name is Rob Falkner, I’m medical device analyst here at Thomas Weigel Partners. It gives us great pleasure to introduce Jim Corbitt, CEO of ev3. ev3 has been to this conference many times and Jim has a lot to talk about with the recently announced merger with Fox Hollow. With no further adieu, Jim.
James Corbett (President and CEO, ev3): Thanks and good morning. I’ve got some opening slides to just hit some high points with what’s going on with the business and then we’ll be doing the format as Rob’s proposed which is a majority of Q&As. So let me just raise the top issues. I have two sets of forward-looking statements here. The first set is the normal ones and then later on in my presentation when I talk about the Fox Hollow merger there’s an additional set of the disclosures. So actually my slides are 25% disclosure statements. With that said, just a review of our most recent financial performance. At the company last year, we ended 202 million, which is just about a 50% compounded annual growth over the lifetime of the company. Last quarter we were 65.4 million, up 29% of our prior year. If you look across our business on both a geographic and business basis so our Cardio Peripheral division, which is the division that would be merged with Fox Hollow, and our neurovascular division. On a worldwide basis, they were up 33% and 24%, respectively: U.S. up 29 and international up 30. So really strong, broad revenue growth as we continue to be on a much bigger scale than we were when we came out on our IPO two years ago. We have a broad and deep product portfolio and I often get asked, “What are the biggest priorities, biggest opportunities for ev3?” Really they are in four big product categories: self-expanding stent which is where our Everflex product line is. I’ll show you a little about that in a moment. But it’s a big market. Over 500 million dollars for SFA-type applications. Neurovascular coils - we’re introducing this last quarter and in full-launch here during Q3, a new coil platform. It’s a $350 million market. And embolic protection, if you look across the different applications of SVG and carotid in Peripheral, is a $250 million market, looking at stents only. So these are our principal growth-focus products for the coming several quarters. Taking a little bit narrower look at Cardio Peripheral business: just to give you a perspective, the carotid market, although the CMS has been more reluctant on reimbursement than all of us expected, it continues to be of strategic and long-term market growth opportunity, and this is our Spider Embolic protection device up to your right and the protégé carotid stent to your left, and that remains one of our big strategic market opportunities. The peripheral stenting — this is just a picture of what problem we’re solving. If you rotate around type 1, 2, 3 and 4, you can see the progression of what happens with peripheral stents when they’re used in high-movement vessels, like the legs. And what’s most relevant here is we’re now well past 25,000 implants and we’ve had a fracture rate less than a half a percent. To put that in perspective, the industry fracture rate in the same time frame would be north of 25%. So we’ve had dramatic results from the introduction of this product over the last year and it’s continuing to gain momentum and we’re feeling very good about the market competitiveness of this product line. To that end, the next stage of this product line is really demonstrating the clinical utility and efficacy and the fracture rate of the product. We have three trials underway: Durability Two, which is here in the U.S. SFA trial and it’s just short of 300 patients. And we’ll be ultimately following these for five years. There’s no other trial of this type with that level of follow-up planned. The Durability One which is our European efficacy trial is quite similar although smaller in patient enrollment than the U.S. trial. Again, it’s ultimately a five-year follow-up trial. And then, of course, we’re trying to really build a broad database that demonstrates this durability issue and we have Prospera Trial, which is ultimately 1,000 patients and we’re already at 814 patients. What’s common in all of these? We’re looking at lesion lengths that are in the 10 to 15 centimeter range, or 100 to 150 millimeter. Which is really where therapeutic intervention happens in the legs. So if you look at any trial that has a lesser length of lesion treatment, so something in the 6 to 8 centimeter range, it’s interesting, but that’s not where fracture occurs, that’s not also where clinical treatment is. So you really want to look at longer lesion treatment areas for the vessel to really understand what clinically is occurring. So this is a very strategic investment on behalf of the company, 1,500 patients ultimately almost and we’ll be following them in these three trials for the next five years. So on a periodic basis I’ll keep you updated on them. On our neuro business we have, as I mentioned earlier, the launch of the Axium coil. And it’s distinguishable by two major changes, one of which we think is quite revolutionary. The first is the coil implant itself. We’ve really developed an extremely soft and yet geometrically solid coil design that in fact is really receiving rave reviews from the clinical community. On the revolutionary side is the detachment. If you’re familiar with the detachment of coils in the brain, it involves a box about the size of your PC, a black and red cable, and it’s like hooking up a car jack. And our device, the device you see on the left, is a cordless, non-electronic, mechanical and, “instant”s not quite the word because it happens so quickly you can not stop and start a stopwatch so quickly to actually measure it. There is a measurement for it, but it’s not “quick“. So that detachment system is so much simpler and so much more consistent and so much safer than using retro<unintelligible> detachment that we think it will ultimately revolutionize the market for these devices. So we’re really quite excited about that. We’re just in the early stages of launch now. We’re in full launch in the United States as of this week. So more to come on that. The Onyx treatment for brain aneurisms is undergoing continual growth. It takes a little bit of time to train positions, about four days, in fact, altogether — four different educational experiences. And as you can see on the left, you can see the brain aneurism before treatment; on the right, after treatment. And when you put that into perspective, the prior real solution to this was a craniotomy and excising part of the brain. So really a revolutionary treatment that continues to grow and take hold in the market place worldwide. We have a series of technology applications related to our neurovascular stent which we think ultimately will prove to be significant market expansion to the current neurovascular market. The neurovascular market today is principally hemorrhagic stroke. What we’re looking for as we go forward is a strategic investment in Ischemic stroke, which covers really three market segments: <unintelligible> disease, clot retrieval and flow restoration. All three of those have big applications and are what we call the “solo stent” (which is our operating name internally, will not be our market name) continues to make great progress. We will be introducing it in Europe during Q4 for the aneurism bridging market segment. We’ll be doing an HDE for the same in the United States during early ‘08 and we’re beginning our clinical work on flow restoration and <unintelligible> disease. So both of those second and third opportunities really present lots of opportunity for the company. Financially we’ve continued to make progress. As you can see, we’ve had continued margin expansion over the last eighteen months. Our productivity for sales reps is continuing to march towards that $2 million mark. At $2 million we really hit our target profitability on an ev3 stand-alone basis prior to the merger with Fox Hollow. And on an evened-out basis, we have continued to make progress. In the most recent quarter where we experienced two rather unexpected costs that we think that we will work our way through effectively in the next couple quarters. One is we didn’t make quite the margin improvement expectation that we intended, and we had some litigation costs that impacted our evening-out. Now a couple comments about the Fox Hollow merger — these disclosure statements are available online. They’re additional to our normal disclosure statements and they’re related to the merger. With that said, let me make a few comments about it. Fist of all, the combination of Fox Hollow and ev3’s peripheral business really create a great opportunity from a challenge point-of-view and market-point-of view. There’s a big instance of disease as you can see to the left. On the right, you really see what happens with the patients that are being treated. There’s three big product markets: PTA, stents, and atherectomy. And we go from being able to treat about six of those patients to being able to treat about nine of those patients with the portfolio that we will have with the combined company. In fact, we’ll have the broadest portfolio and the most unique solution package between the Everflex and it’s low fracture rate and atherectomy that will really, we think, make a large difference strategically and really changes the face of our company. If you look at what this does to our product portfolio, you can see that as the physician prepares to treat a patient with peripheral vascular disease or peripheral artery disease, we have the best in class in and broadest portfolio, and this changes the selling dynamic quite significantly. On a simplified basis, a Fox Hollow sales rep before sold one product line and although they were very effective at it, there were many cases that they would attend where the patient wasn’t appropriate for atherectomy and where actually they didn’t sell anything. And the same would happen for the ev3 sales force, but we had a much smaller sales force, eighty versus their approximately 160. So some time in the Q4, our sales force that’s currently ev3 stand-alone will double and we’ll be selling ev3 products with twice as many salespeople. And in the Fox Hollow case, there will be no moment in a case ,practically, where they won’t have a solution for the physician. So this is a dramatically significant change in our selling model for both companies. Now if you are familiar with the transaction, it’s 1.45 ev3 shares plus $2.75 in cash for each Fox Hollow share that turns into 59-41. You’ve had a chance probably to read the details of the transaction but I will say we announced last evening that the shareholder meeting has been set for October 4, and we expect closing to happen shortly thereafter on or about October 5th. So that’s on the front end of our previous expectations. We previously proposed that we would be closing sometime in Q4. We’re now closing the first week of Q4. And it’s fairly safe to say that every day that we integrate sooner is a value creator for the transaction. So we’re very pleased on the progress we’ve made on the regulatory end and FTC front. When we look forward to 2008, we expect revenues to be in the $585-$615 million range. On the earnings side, $.60 — $.70 per share as a combined company. There is, considered in that, approximately $.25 of <unintelligible>, and that will of course be ultimately precisely figured out post-merger. That’s an estimate that we’ve made. So, in fact, on a cash EPS basis, you would look at it somewhere $.85 — $.95 per share basis. So, with that, I will take some questions from Rob.
Rob Falkner: We will open up for questions from the audience. I will repeat your question, not because you didn’t ask it well enough, but for the webcast folk. Do we have questions to start off with from the audience? Not yet? I’ll go right for the hard ones, then. What are the challenges associated with integrating two sales forces quickly? They’re selling different things right now, they haven’t been trained on the other product line...
James Corbett: From an integration point of view, you almost have to break it into a few pieces. The number one goal and number one objective is the customer-facing activity, so that’s a sales rep that sells the combined company’s product that’s fully-trained, that’s ready to sell, promote and clinically support physical distribution, customer service, all those types of activities. Those are the number one objective. And inside that, there’s some challenges because obviously to accomplish a single sales force, you have to go through an integration process to do that, select a single sales force, get them trained and to get them ready for the customer. And that’s, in some respects, it’s lot of work. It’s not rocket science. We don’t have a plan that we’re well underway in developing to do that. And so that’s one set of activities. Inside that, there’s a subtle challenge and that is the Fox Hollow sales team, their strength is clinical selling. They’re a wonderful clinical-selling sales team, they’re good with the physician, they understand the cases, they’re good at that. On the other side, the current peripheral organization of ev3 is a very strong technical-selling organization, but also a lot of their selling is competitive selling. It’s feature-benefit versus a competitor and that’s a different set of skills. Combining those into a single sales rep is both a selection and training activity. And so getting that right is probably the number one integration focus.
Rob Falkner: Is there one side of the house, if you will, that is a more natural transition to the other side? I.E. is a Fox Hollow rep more likely to make the transition to integrate ev3 product into his or her practice?
James Corbett: You know, we’re really examined whether there is a tendency to assume that, to assume that one skill was a little bit easier to acquire than the other. In reality, it’s not. In fact, there are those who are good clinical salespeople who love doing it and they really have no interest in learning the other side. And the other side, that’s true if you’re taking the negative. If you’re taking the positive, the clinical selling skills are, excuse my poor English, they’re learnable. You can learn them, and you can learn the competitive selling and clinical together. And so it’s a matter, I think for the sales reps, I can say this: there’s a lot of excitement because they all see the competitive advantage that they will have in a market. They’ll have skills, uniqueness, breadth, and they’ll have focus on coverage because we’ll have the largest peripheral vascular sales force in the U.S. market by 30%.
Rob Falkner: Any questions from the audience?
Audience member: <unintelligible>

Rob Falkner: I’m going to repeat it. A request for breaking down the synergies in a little more detail.
James Corbett: We haven’t broken them down in detail. What we’ve projected is that there will be $40 million of synergies, cost-synergies in the first few quarters, and principally that’s SGNA. With that said, we haven’t broken it down further. We’re still in the pre-merger time, and a lot of people are affected by it. I think right now we’re planning to have an ev3-sponsored analyst meeting on October 22 at TCT, and I think at that meeting (it’s at five o’clock at the <unintelligible> hotel), we will be planning to offer really rather detailed discussion about our synergies and our integration activities at that time, presuming post-merger.
Rob Falkner: So we should wait for that for milestones and-
James Corbett: Milestones, progress to-date, all those types of things.
Rob Falkner: Okay. Maybe a blog question: What makes you most nervous about the integration?
James Corbett: Well, (laughing) I wake up nervous every day. I don’t know that- It’s a big task in itself and always combining two cultures, being clear about direction and establishing clear milestones along the way in keeping the organization on task to execute them, that’s job one. And with a large organization, the combined company’s going to have about 1,700 employees, there is a lot of activity related to making sure that we’re clear in our strategic and tactical direction and keeping everyone focused on that. Because you can imagine, as two cultures come together it’s easy for anybody to sort of independently think something makes sense that isn’t within those guard rails. So I think I focus completely on that kind of activity. That’s what makes me nervous, is when we get off track we’ll end up in a different destination.
Rob Falkner: Can you talk about some of the approaches you’re using to minimize risk? One you mentioned to me was speed.
James Corbett: Without question, speed of execution of the integration will be the biggest value-creator. And so, to that end, we’ve gotten some external support in the pre-merger planning activity that will carry through the first sixty to ninety days post-merger that’s designed to give us the analytical and project-management support to stay on task in the context of running the business and execute all of the integration activities as efficiently and as quickly as possible. So speed is a focus. Obviously doing it well is required.
Rob Falkner: And how granular does that analytical process get?
James Corbett: It goes very deep, very deep. I mean, we are down to the level of how we do account allocation to the territory. We’re down to how quickly we’ll be able to converge a single 800 line, how quickly we’re able to combine physical distribution. It’s so basic. Customers don’t want broken shipments, which means two things: they don’t want backorders, and they don’t want shipments coming from different locations on the same PO. Their process is, in Europe, an ability to maintain your payments, your accounts-receivable timing. Those sound like such basic things, but they really take up a lot of time if they go wrong. And so I’d say we’re at a highly granular stage.
Rob Falkner: Okay
Audience member: <unintelligible>
Rob Falkner: The repetition is: Please elaborate on the evolution of Fox Hollow technology and how that affected or played into the market.

James Corbett: First and foremost, what’s clear to us is atherectomy as the long-term peripheral vascular disease treatment is going to continue to grow and has a lot of application. That said, there’s things Fox Hollow is doing — I spent some time in diligence and also post and pre-merger activity in really getting a good feel for where the technology’s going — they’re really making some exciting progress on a couple different levels. First, the procedure time. If you look at the strong users, and you look at the users who aren’t worried they’re “on the edge,” so to speak, the big issue is procedure time. And there’s a couple of improvements that they’re making sort of in the next gen device which comes out in the next few months that shorten the procedure time almost by 50%, which is a 30-15 minute — which is the part of the procedure that the atherectomy utilizes. That’s dramatic. And so for physicians who are very time-sensitive in their lab, that procedure time really matters. Inside the procedure time, are fewer passes and the ability to treat the patient with one device for longer into that vessel. And those again are kind of ease-of-use issues. And those are well on their way. The second is what I call sort of the product-expansion application. They have a device which is called the RockHawk which is currently pending at the FDA which is really focused on calcified lesions. The current device is not, it’s a much more aggressive cutter and it’s going to expand the market opportunity. And of course they’ve got two other devices in development: The MiniHawk which is for smaller-diameter vessels, particularly below the knee, and which eventually could have coronary applications like in bifurcations and some very unique applications in the coronaries. And the Night Hawk. The NightHawk is this technology called OCT which really, in essence, allows you to see where you’re cutting. It’s not well know that actually atherectomy has less trama to the vessel than stents because the atherectomy cuts down to the <unintelligible> tissue by design, where stents and balloons compact against that same tissue and cause injury to it. The NightHawk allows you to cut right to the edge of the tissue and you can subsequently decide if you want a balloon on top or stent on top. And, as you know, physicians do one or all three. So those technologies really provide a great foundation from a product point-of-view of expanding the market for the current SilverHawk usage. Secondly is clinical research. It is clear to the Fox Hollow team and to the current ev3 team that identifying and developing a good base of clinical research is important for the long-term continued growth of the market. There’s a lot of segments, disease segments. We’ll probably see ourselves doing a lot of relatively narrow studies to develop the science of — just like you do with the coronaries. I’m presented with a patient, they fit this definition, the right treatment is this sequence of devices. And I think that you’ll see us doing that over the next one to two years to really build up the clinical base. And that’s an essential component to CMS payment over the long-term, it’s essential activity for European reimbursement in the near-term. So of course for clinical utilization expansion, all of those are really critical. And finally is the globalization of Fox Hollow. As you probably know, 40% of ev3’s revenues are international. We have strong experience in capability for our stage of the company, particularly. And globalizing Fox Hollow will also bring additional growth. So we think the prospects are quite strong for future growth at Fox Hollow.
Rob Falkner: As a follow-on to that, would you comment a little bit on, in your experience, dealing with atherectomy in Europe and how that plays into your comfort with being able to sell this product there?
James Corbett: Well, the European market’s quite evolved, and I’ve had considerable experience in Europe and international markets, personally, including some with atherectomy almost ten or twelve years ago. So what I know about new technologies in Europe is you that have to start with a very solid clinical base and key opinion leader activity. So what you focus on is not a mass launch, but a very focused launch. Focus on key opinion leaders with clinical research as your basis and expand outward from that. And so during the ‘08 period, there will be a lot of what you might call “preparing the ground” activity, that will result in some meaningful sales. But really what we’ll be focused on is building the foundation for our future market growth. The market has a different price-point for a technology like this than the U.S. market. There will likely be a lesser gross margin. We have room for that and obviously for an expansion of our volume. We think that it will be well worth it. So that’ll take some time. It will be activity we talk a lot about in ‘08. I think that what you should expect is that we’ll be starting some form of clinical research in all the major countries in Europe with local key opinion leaders. And that’s — their status of reimbursement is, I think, quite where CMS is three years from now. So they really want clinical research on efficacy to justify reimbursement. So we’ll be focused on that the next twelve to eighteen months.
Audience member: <unintelligible>
Rob Falkner: The question is: Characterization of the two sales forces, whether they’d be calling on the same kind of customer.
James Corbett: Currently the two sales forces call on the same customer, so integrating the two of them is a very sensible activity. From a compensation point-of-view, on average they’re within 5% of each other’s, so they’re really rather close in terms of compensation. So that’s really not a major element in the integration activity. So there’s compensation...?
Rob Falkner: Same kind of sales? You were talking about that a little earlier.
James Corbett: The sales will be a little bit different. The Fox Hollows sales team is much more clinically focused where the ev3 peripheral sales organization has a lot more competitive selling focus, sort of product feature benefit. There’s a clinical component, to be sure, but not as significant as Fox Hollow.
Rob Falkner: Is there overlap? Are they the exact same customers today?
James Corbett: Exact same customers.
Rob Falkner: Same people.
James Corbett: There’s a difference mix of where we’ve penetrated, but it’s the exact same physician groups, so no different call point.
Rob Falkner: Do you know what proportion, for example, of Fox Hollow customers don’t buy anything from ev3?
James Corbett: We do. We do. We’ve mapped the customer base of both businesses that tell us - First of all, we call the same exact physicians. You know, vascular surgeons, intervention radiologists, intervention cardiologists, principally. So we’ve looked at that overlap. Where we’re different is we’ve penetrated different accounts. There is an overlap of accounts which is good from a base point-of-view. What’s also good is that there’s not a complete overlap, and that’s where the leverage really gets the benefits. So where there’s a Fox Hollow sales rep who has high penetration in an account, typically ev3 is not high-penetrated, from a sales point-of-view, in the same account, so we get a lot of leverage there. And the converse is true, as well. And so we think that that combination is going to produce some very strong revenue synergies once we’re fully integrated and fully trained.
Rob Falkner: Thank you, Jim and thank you all for coming and that’s the end of this session. Next will be Hanson medical.
James Corbett: Thank you.

September Update 2007 Jim Corbett CEO

This presentation contains "forward-looking statements" about ev3 and FoxHollow within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving ev3 and FoxHollow, including the potential accretion of the transaction to ev3, potential synergies and cost savings and the timing thereof, future financial and operating results, the expected timing of the completion of the transaction, the combined company's plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may," or words of similar meaning and any other statements that are not historical facts. Such forward- looking statements are based upon the current beliefs and expectations of ev3's and FoxHollow's management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of ev3 and FoxHollow. Actual results may differ materially from the results anticipated in these forward-looking statements. Forward-Looking Statements

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statement: general business and economic conditions; the ability to obtain governmental approvals of the transaction on a timely basis, the failure of FoxHollow stockholders to approve the transaction; the competitive environment; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of ev3 and FoxHollow may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; and operating costs and business disruption following the merger, including adverse effects on employee retention and on our business relationships with third parties, including physicians, providers and distributors. Additional factors that could cause ev3's and FoxHollow's results to differ materially from those described in the forward- looking statements can be found in ev3's and FoxHollow's Annual Reports on Form 10-K for the year ended December 31, 2006, and ev3's Quarterly Reports on Form 10-Q for the quarters ended April 1, 2007 and July 1, 2007 and FoxHollow's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007, which are filed with the Securities and Exchange Commission and available at the SEC's website at www.sec.gov. The information set forth herein speaks only as of the date hereof, and ev3 and FoxHollow disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this presentation. Forward-Looking Statements (continued)

Consistent Revenue Growth Last 5 Quarters Annual Q3 Q4 Q1 Q2 51.9 57.7 61.5 50.6 65.4 1st Qtr 2nd Qtr 3rd Qtr 4th Qtr East 37 68 86 134 202.4 50%+ CAGR $ Millions +29% $37 $68 $86 $134 $202 02 03 04 05 06 $51.9 $57.7 $61.5 $65.4 Q3 Q4 Q1 $ Millions Q2 $50.6 2006 2007

Balanced Revenue Growth



Worldwide Cardio Peripheral
+33%
$31.2
$34.0
$36.5
$30.6
$40.6
Q3
Q4
Q1
Q2
Worldwide Neurovascular
+24%
$20.7
$23.7
$25.0
$20.0
$24.8
Q3
Q4
Q1
Q2
Revenues
($ Millions)
2006
2007
Total U.S.
+29%
$31.1
$34.6
$35.1
$30.7
$39.6
Q3
Q4
Q1
Q2
Total International
+30%
$20.8
$23.1
$26.4
$19.9
$25.8
Q3
Q4
Q1
Q2

5

ev3 Growth Drivers 2007 Market ev3 Product Protege ev3 Estimates $150M

Cardio Peripheral

Protege Stent Guidewire External Carotid Artery Internal Carotid Artery SpiderFX Filter ev3 Carotid Stent and SpiderFX U.S. Launch Q1 '07

Stents Fracture in Multiple Ways

Clinical Research in the SFA: A strategic Commitment- Durability II - SFA FDA Trial 30 sites, 287 patients 30 day MAE, 3 month, 6 month, annually for 5 years Primary endpoints, patency and fracture at 1 year Lesions treated 7-16 CM Durability I- European Efficacy Trial Enrollment Completed 152 patients, up to 14 cm MAE at 6 month and 12 month patency and fracture 6 month Data to be presented January 2008 Prospero-European Registry for Durability and Patency Enrollment 814 patients enrolled, 1000 scheduled, up to 14 cm MAE at 30 days, 12 month patency and fracture Duplex Ultrasound and Angiography

Neurovascular

Linear Release System Axium(tm) Detachable Coil System Axium 3D Coil Unique Implant Design Optimized for softness and packability Conformable and stable coil design Platinum and Surface Modified Instant Reliable Detachment Single handed actuator Simple, elegant design WW Detachable Coil Opportunity 2005 2010 CAGR $253 M $570 M 18% WW Neurovascular Opportunity 2005 2010 CAGR $550 M $1,350 M 20%

Brain AVM

ev3
THE ENDOVASCULAR COMPANY



- Angio confirms arteriovenous malformation
- Final angiogram: patient well, no surgery, back to work, no deficit

13

SOLO™ Neurovascular Stent

Hemorrhagic Stroke

- Aneurysm neck bridging

WW Market Opportunity

2005	2010	CAGR
$25M	$65M	20%+

Ischemic Stroke

- Stenotic disease
- Clot retrieval
- Flow restoration

WW Market Opportunity

2005	2010	CAGR
$5M	$260M	100%+


Neck Bridging


Note: 360° loop
With 180° stent
placement

Platform Product

- Self expanding neurovascular stent
- Placed with a standard .018 or.027 micro-catheter
- Fully re-capturable
- Physician controlled, on demand detachment
- SOLO is an emerging platform
  - Hemorrhagic Stroke – Today
  - Ischemic Stroke – Future

14

Financial Overview

Improved Operating Performance 1st Qtr 2nd Qtr 3rd Qtr 4th Qtr East 37 68 86 134 202.4 Increasing Sales Force Productivity EBITDA, Excluding SBC Consistent Revenue Growth Improving Gross Margin Q4 '04 Q4 05 Q4 06 Q1 07 Q2 07 -21.1 -16.5 3 -1.8 -3.5 $(16.5) $3.0 59.5% Q2 05 Q2 06 Q2 07 59.5 64.1 65.8 64.1% 65.8% Q2 '05 Q2 '06 Q2 '07 1st Qtr 2nd Qtr 3rd Qtr 4th Qtr East 37 68 86 134 202.4 02 03 04 05 06 $37 $68 $86 $134 $202 $ Millions 50%+ CAGR Q2 05 Q2 06 Q2 07 734 1196 1511 $734 $1,196 $1,511 Q2 '05 Q2 '06 Q2 '07 106% Growth Q4 '05 Q4 '06 Q1 '07 Q2 '07 $(1.2) $(3.5)

CREATING A GLOBAL LEADER IN ENDOVASCULAR DEVICES

Important Additional Information for Investors and Stockholders This communication is being made in respect of the proposed business combination involving ev3 and FoxHollow. In connection with the proposed transaction, ev3 filed with the SEC a registration statement on Form S-4, containing an information/proxy statement-prospectus and other relevant materials and each of ev3 and FoxHollow plan to file with the SEC other documents regarding the proposed transaction. The final information/proxy statement-prospectus will be mailed to stockholders of ev3 and FoxHollow. INVESTORS AND SECURITY HOLDERS OF EV3 AND FOXHOLLOW ARE URGED TO READ THE INFORMATION/PROXY STATEMENT-PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS) AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EV3, FOXHOLLOW AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and the information/proxy statement-prospectus (when available) and other documents filed with the SEC by ev3 and FoxHollow at the SEC's website at www.sec.gov. Free copies of the registration statement and the information/proxy statement-prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to ev3, Attention: Investor Relations Dept., telephone: (763) 398-7000; or at ir@ev3.net or to FoxHollow, Attention: Investor Relations Dept., telephone: (650) 421-8449, or at investorrelations@foxhollow.com. In addition, investors and security holders may access copies of the documents filed with the SEC by ev3 on ev3's website at www.ev3.net, and investors and security holders may access copies of the documents filed with the SEC by FoxHollow on FoxHollow's website at www.foxhollowtech.com.

Participants in the Solicitation ev3, FoxHollow and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of FoxHollow in respect of the proposed transaction. Information regarding ev3's directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 14, 2007 and the proxy statement for ev3's 2007 Annual Meeting of Stockholders, filed with the SEC on April 16, 2007. Information regarding FoxHollow's directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 13, 2007 and the proxy statement for FoxHollow's 2007 Annual Meeting of Stockholders, filed with the SEC on April 30, 2007. If and to the extent that any of the ev3 or FoxHollow participants will receive any additional benefits in connection with the merger that are unknown as of the date of this filing, the details of those benefits will be described in the definitive information/proxy statement-prospectus relating to the merger. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of ev3's and FoxHollow's directors and executive officers in the merger by reading the definitive information/proxy statement-prospectus when it becomes available.

Use of Non-GAAP Financial Measures In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), ev3 uses the non-GAAP financial measures, such as "adjusted EPS" as supplemental measures of performance and believes these measures facilitate operating performance comparisons from period to period and company to company by factoring out potential differences caused by variations in capital structure, tax positions, depreciation, non-cash charges and certain large and unpredictable charges. ev3 also believes that the presentation of these measures provides useful information to investors in evaluating the company's operations, period over period. Non-GAAP measures have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of the company's results as reported under GAAP. When analyzing ev3's operating performance, investors should not consider these non-GAAP measures as a substitute for net income (loss) prepared in accordance with GAAP.

The union of need and solution MINIMALLY INVASIVE SOLUTIONS THE PAD CHALLENGE PTA $235 M Atherectomy $200 M Stents $635 M Total Prevalence 8 million people Receive Treatment 2 million No Treatment 6 million Estimated 2007 US Market Size Estimated US Prevalence 1st Qtr 2nd Qtr 3rd Qtr 4th Qtr East 2 6 90 20.4

Diverse Endovascular Product Offering

ev3 THE ENDOVASCULAR COMPANY
FOXHOLLOW

Combination Facilitates Physician Choice Amongst Variety of Treatment Alternatives

Best-in-Class Solutions For Peripheral Vascular Disease

Stents

- Everflex
- Everflex Long
- Nanoflex*
- Primus
- Protégé Rx
- Protégé Biggs

Embolic Protection

- SpiderFX

Atherectomy

- SilverHawk Plaque Excision System
- TurboHawk
- RockHawk
- NightHawk

PTA

- .014
- .018
- .035
- Longs and large diameters

Procedure Support / Other

- Wires
- Snares
- Infusion catheters

Thrombectomy

- Rinspirator Removal System
- X-Sixer
- Helix

* Pending 510(k) approval

22

Transaction Overview

ev3 THE ENDOVASCULAR COMPANY | FOXHOLLOW

Purchase Consideration	1.45 ev3 shares and $2.75 in cash for each FoxHollow share valued at $25.92 per share, for approximate total consideration of $780 million, based on the companies' closing stock prices on July 20, 2007
Pro Forma Ownership	ev3: 59% FoxHollow: 41%
Board / Management	Chairman and CEO: Jim Corbett Vice Chairman and Chief Scientist: John Simpson, M.D., Ph.D ev3: Six Directors FoxHollow: Four Directors
Approvals	FoxHollow stockholders, customary closing conditions and anti-trust clearance, including HSR Warburg Pincus and The Vertical Group, together owning 56.8% of ev3 shares, have approved ev3's issuance of shares in connection with the transaction and the amendment to ev3's amended and restated certificate of incorporation to increase the number of shares of common stock ev3 is authorized to issue Certain FoxHollow stockholders including Dr. John Simpson and Merck, together owning 31.7% of FoxHollow shares have agreed to vote in favor of transaction
Anticipated Timing to Close	Fourth Quarter of 2007

23

Guidance Revenues: 2008: In the range of $585-$615 million 2009: In the range of $700-$750 million Projected EPS*: 2008: In the range of $0.60 - $0.70 2009: In the range of $0.90 - $1.10 Including the impact of new and existing amortization expense, excluding the impact of one-time costs related to the transaction; EPS guidance is based on pro forma, post merger, shares outstanding of approximately 107 million. ev3's guidance currently anticipates no provision for U.S. Federal or State income taxes, and an approximately $1.0 million provision for foreign taxes. As a result of ev3's existing $468.8 million in U.S and foreign gross net operating loss carryforwards ("NOLs"), the company does not expect to pay U.S. Federal income taxes in 2008 or the foreseeable future. In the event that ev3 deems it necessary to record a provision for U.S. Federal taxes, the company expects that the tax rate would be approximately 35 percent.

CREATING A GLOBAL LEADER IN ENDOVASCULAR DEVICES